Exhibit 99.6

Vision Marine Technologies Inc. Announces Closing of Registered Direct Offering

MONTREAL, Jan. 27, 2023 (GLOBE NEWSWIRE) -- Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, today announced the closing of its registered direct offering with certain investors for the issuance and sale of 554,253 of its common shares at a price of $4.21 per share, for gross proceeds of approximately $2.3 million.

Additionally, Vision Marine issued to the investors in a concurrent private placement, warrants to purchase up to 554,253 common shares, which represented 100% of the number of common shares sold in the registered direct offering. The warrants have an exercise price of $4.21 per share, are exercisable six (6) months following the issuance date and will expire three (3) years following the issuance date.

Roth Capital Partners served as sole placement agent for the transaction.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

The shares described above were offered by Vision Marine pursuant to a registration statement (File No. 333-267893) previously filed with and subsequently declared effective by the Securities and Exchange Commission (the “SEC”). A prospectus supplement relating to the offering was filed with the SEC and is available on the SEC’s website at www.sec.gov.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying common shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

In connection with the registered direct offering and private placement described above, the Company entered into an agreement with an investor for the purchase of an aggregate of 1,187,648 common shares and common share equivalents, and warrants to purchase up to 1,187,648 common shares, on the same terms as the securities sold in the closed offering. As of the date of this press release, such investor has not paid the purchase price for such securities and the Company is evaluating its remedies including pursuing legal action against the investor if necessary.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the final prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the anticipated use of proceeds of the registered direct offering and the concurrent private placement, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

https://visionmarinetechnologies.com.

Investor and Company Contact:
Bruce Nurse
Vision Marine Technologies Inc.
(800) 871-4274
bn@v-mti.com
www.visionmarinetechnologies.com